Filed by City National Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: City National Corporation
Commission File No.: 1-10521
Date: February 26, 2015

[City National Bank Letterhead]

Russell Goldsmith	Chairman of the Board Chief Executive Officer

With 2015 fully underway, I'm writing to let you know, as I do each year, where City National stands today and to share our thoughts on the economy and the year ahead.

First, I want to thank you for your relationship with City National and for the opportunity we have to help you on The way up®. Without you and our many other extraordinary clients, City National's past 60 years of growth and success would not have been possible. It is you, and valued clients like you, who have enabled us to build City National into the premier private and business bank it is today.

As you probably know, City National recently announced its agreement to merge with the Royal Bank of Canada (RBC). With assets approaching $800 billion, RBC is the largest financial institution in Canada and the fifth largest in North America. It is one of the world's safest and strongest banks, with credit ratings that are better than those of almost all U.S. financial institutions. Importantly, RBC is truly a premier company, with a culture and a client-centered value proposition that are remarkably similar to City National's.

For you and all of our clients, nothing will really change. The same colleagues who serve you today will continue to do so with the same high level of service and capabilities, and your accounts will not change.

Over time, this merger will make it possible for City National to better serve you and all of our clients. It will add to our private and business banking resources and offerings and our wealth management capabilities. It will give our clients access to RBC's investment banking expertise and enable us to take advantage of RBC's strong presence in Canada and its resources in the United Kingdom and Asia.

Continuity is an important element of this merger. City National will continue to operate as it does today, with the same great team of bankers, systems, capabilities and accounts, and the same credit process and standards. I will continue to serve as Chairman and CEO – remaining at the bank along with our current management team – and the company will remain headquartered in Los Angeles, meeting its commitments to all of the communities we serve.

We expect the merger to close in the fourth quarter of this year, following regulatory and shareholder approval, and we will keep you posted along the way. It's business as usual at City National, so let me now give you my annual update on the bank and what we expect for the year ahead.

An Update on City National

I'm pleased to tell you that City National recently concluded the most successful year in its history. The company has more than $32 billion in assets, and it has now been profitable for 87 consecutive quarters – almost 22 years. Loans and deposits grew at double- digit rates in 2014. Client investment assets increased as well. We welcomed new clients into the bank and strengthened relationships with many of the individuals and businesses that have banked and invested with us for years. At the same time, we continued to invest significantly in the company's future, with new talent, new technology and new capabilities to better serve you.

These investments continue. In 2015, for example, we will introduce:

•    Apple Pay™. With City National's credit and debit cards, this spring, you will be able to use Apple's latest iPhone® or even the soon-to-be-launched Apple Watch™ to conveniently pay at many of the nation's top retailers. We will have superior security, including world-class tokenization security, protecting every transaction.

•    New City National Crystal Visa Infinite® Credit Card. City National will be one of the first banks in the United States to offer this brand-new, high-end Visa® credit card with all of the features of our top-of-the-line Crystal Card plus many new benefits, including additional air travel benefits and upgrades at luxury hotels. At City National, of course, this also comes with an embedded security chip. The City National Crystal Visa Infinite Credit Card is expected to become available in May.

•    City National Online will have a dedicated app for iPhones and Androids™ so our clients can receive the full City National Online personal banking experience on their phones. Using our secure app, you will be able to view not only your deposit accounts, but also your credit cards, trusts and investments. Our new app should be available in the second half of this year.

•    City National Online for businesses. The upcoming addition of City National Online for businesses is also scheduled for the second half of the year. It will allow you to manage your personal and business accounts in a single location. This new resource is being built with unique, self-service features and new security capabilities.

The Economy and Investment Outlook

In 2014, America's economic recovery became significantly more self-sustaining, as we had anticipated. As the year came to an end, America's fourth-quarter GDP grew 2.6 percent. For the year as a whole, it was up 2.4 percent, higher than the 2.2 percent growth rate of 2013.

Loan demand has been rising steadily, and the nation's unemployment rate is just 5.7 percent. 2014 was the best year for new job creation since 1999, and consumer sentiment is near its highest level in more than 10 years.

The sales of cars and light trucks, an important benchmark of consumer spending, had a record year in 2014, and auto sales in January grew nearly 14 percent from the same period last year. On balance, the huge drop in oil prices will help the U.S. consumer and our economy.

Demand for new housing was stronger. Construction hiring reached a nine-year high, growing at nearly twice the rate of the general economy.

In 2014, the Federal Reserve successfully and smoothly completed its historic bond purchase program (QE3), and most observers now expect the Federal Reserve Board to increase short-term interest rates sometime in the second half of this year.

U.S. equities delivered another year of solid returns despite significant volatility in other parts of the world. Bruce Simon, City National Rochdale's chief investment officer, is positive about U.S. stocks, but cautions equity investors to expect lower-than-

average returns in the short term as a result of high valuations and slower economic growth overseas. He continues to see good long-term opportunities for patient investors, particularly in some of our specialized bond and equity strategies, which had a truly great year for our clients in 2014.

Overall, City National enters 2015 encouraged by the strengthening U.S. economy, but acknowledging the uncertainties resulting from higher geopolitical risks. We are committed to serving you and all of our clients with the same high level of service and excellence you have enjoyed over the years, and we are enthused about what the merger with RBC will enable us to do for our clients in the future.

Conclusion

As always, my colleagues and I very much appreciate the confidence that you have placed in City National and are here to provide you with the financial strategies and solutions that best meet your needs and objectives. All of us truly value our relationship with you and want you to know that we always welcome and value your comments, requests, questions, suggestions, opportunities and referrals.

We wish you a very happy, healthy and prosperous new year.

Thank you very much.

Sincerely,

                                    Russell Goldsmith

P.S. The accompanying language is a legal requirement in light of our pending merger discussed in this letter.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would".

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada's ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada's ability to cross-sell more products to customers and technological changes.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada's 2014 Annual Report on Form 40-F and City National  Corporation's 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website (http://www.sec.gov). Royal Bank of Canada's material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading "Overview and Outlook – Economic and market review outlook" and for each business segment under the heading "Outlook and priorities".

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Royal Bank of Canada will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.

PARTICIPANTS IN THE SOLICITATION

Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Royal Bank of Canada's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014.  Information regarding City National Corporation's directors and executive officers is available in City National Corporation's proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.